Kimmeridge Comments on PDC’s Q1 Operating and Financial Results

New York, NY and Denver, CO – May 2, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge" or the "Firm"), beneficial owners of 5.1% of the shares of common stock of PDC Energy, Inc. (“PDC” or the “Company”) (NASDAQ: PDCE), today issued the following statement on PDC’s 2019 first quarter operating and financial results:

Poor Return and Cash Burn Highlights the Need for Change

PDC’s reported net loss of $120.2 million ($1.82 per diluted share) and negative free cash flow of $90 million in the first quarter of 2019 highlights the risk to shareholders of maintaining the status quo. On an adjusted basis, PDC generated a return on capital employed of ~3%, materially below the Company’s weighted average cost of capital, continuing an unimpressive trend.

While Kimmeridge is pleased that the Company has followed its recommendation by announcing a $200 million dollar stock repurchase program, we remain disappointed that they have not committed to return 100% of the midstream proceeds to shareholders.

Kimmeridge is also concerned that Q1 2019 capex reflects a run rate of approximately $1.1 billion for 2019, well above the Company’s full year guidance of $810-$870 million. The Company appears likely to repeat the failings of 2018 where capex is revised up and the promised free cash flow disappears. PDC’s outlook for free cash flow generation is further compromised by the excessive SG&A and uncompetitive well costs.

Kimmeridge firmly believes that shareholders will be better served by having its nominees on the Board, as it believes they will help guide and hold management accountable, to align compensation and be well positioned to deliver top quartile operational and financial performance.

IMPORTANT

We urge shareholders to tell PDC’s Board what you think by voting GOLD. Your vote is critical, no matter how many or how few shares you own. Please VOTE GOLD “FOR ALL” of the Kimmeridge Nominees.

You can vote electronically via the Internet, by telephone or by signing and dating the GOLD proxy card and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 750-8338 or collect at (212) 750-5833.

About Kimmeridge Energy
Founded in 2012 by Ben Dell, Dr. Neil McMahon and Henry Makansi, Kimmeridge is an energy private equity firm focused on making direct investments in unconventional oil and gas assets in the U.S. Rather than partner with separate management teams, Kimmeridge identifies, owns and operates each of its assets directly, maintaining an in-house geology and operating team with experience across all major E&P functions.

Media Contact:
Daniel Yunger / Cathryn Vaulman
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com

cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.